Exemption number: 82 4639

03007325

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

03 MAR -5 AM 7:21

To:	Division of Corporation Finance		
Firm:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
Contact name:	Andrzej Kowalczyk Director, Ownership Supervision and Investor Relations	Phone: Fax:	(48 76) 84 78 231 (48 76) 84 78 205

Announcement also provided to required statutory authorities

Date: 05 March 2003

Number of pages (including this one): 1

SUPPL

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Current report 13/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 3 March 2003 a change in share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations for the company INTERFERIE Sp. z o.o. with its registered head office in Lubin (a subsidiary of DSI S.A., which is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of INTERFERIE Sp. z o.o. was increased by PLN 1 500 thousand through the issuance of 1 500 shares at PLN 1 000 each.
The new shares were obtained by KGHM Polska Miedź S.A.
The share capital of INTERFERIE Sp. z o.o. after registration amounts to PLN 37 300 thousand and is divided into 37 300 shares at PLN 1 000 each.
After registration of this change in share capital, DSI S.A. owns 93.83% of the shares of INTERFERIE Sp. z o.o., KGHM Polska Miedź S.A. - 4.02%, and Centrum Badań Jakości Spółka z o.o. (a subsidiary of KGHM Polska Miedź S.A.) - 2.15%.
The total number of votes arising from all issued shares after registration of this change in share capital is 37 300.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR GENERALNY
Biura Zarządu
Józef Dudziak

DYREKTOR NACZELNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk

dlw 3/12

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)